                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                AMENDMENT NO. 23

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)


                      Malibu Entertainment Worldwide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title and Class of Securities)

                                    561182106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William T. Cavanaugh
                               MEI Holdings, L.P.
                                2200 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 220-4900
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                               September 11, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 2

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MEI Holdings, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         59,323,513(1)
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      None
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      59,323,513(1)
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 3

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             MEI GenPar, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 4

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             HH GenPar Partners
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 5

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Hampstead Associates, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP  OR PLACE  OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 6

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             RAW GenPar, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 7

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 8

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Donald J. McNamara
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                            PAGE 9

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Robert A. Whitman
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

CUSIP NO. 561182106               SCHEDULE 13D                           PAGE 10

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Daniel A. Decker
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                                7        SOLE VOTING POWER

                                         None
                                ------------------------------------------------
         NUMBER OF              8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                      59,323,513(1)
         OWNED BY               ------------------------------------------------
           EACH                 9        SOLE DISPOSITIVE POWER
         REPORTING
        PERSON WITH                      None
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                         59,323,513(1)
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             59,323,513(1)
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             76.9%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------



(1) Includes 20 million common shares issuable upon conversion of convertible preferred stock held by Holdings.

This Amendment No. 23 amends the Statement on Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 22 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings") and certain other persons.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to add the following at the end thereof:

         Holdings assigned its rights to the Option and Voting Agreement to the Company on September 10, 2001 (a copy of the Assignment has been filed as an exhibit hereto and is incorporated herein by reference). As a result of the assignment, Holdings no longer has the right to purchase the shares of common stock and preferred stock represented by the Option and Voting Agreement.

         The purpose of the assignment was to permit the Company to exercise the option, repurchase the stock represented by the option and cancel the shares held by Nomura and Partnership Acquisition Trust V thereby reducing the Company's outstanding share capital.

         Pursuant to Malibu's amended credit agreement, Malibu is required to identify ways to reduce Malibu's operating expenses, including the potential cost savings associated with terminating the registration of its stock under the federal securities laws. Such action would have an adverse effect on the liquidity of the stock since Malibu's stock would no longer be eligible for trading on the over-the-counter market. There can be no assurance if or when the Company's Board would approve Malibu's deregistration or how such deregistration would be effected.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following at the end thereof:

         (a) This Amendment 23 to Schedule 13D relates to 39,323,513 shares of Company common stock currently held by Holdings and 20 million shares of the Company's common stock issuable upon conversion of convertible preferred stock currently held by Holdings. The aggregate 59,323,513 shares of Company common stock which Holdings claims beneficial ownership of represents 76.9% of the authorized shares of Company common stock assuming conversion of the preferred stock.

         (b) Holdings has the sole power to vote and dispose of 59,323,513 shares of Company common stock.

         (c) The response to Item 4 is incorporated herein by reference.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to added the following at the end hereof:

         The responses to Items 4 and 5, as amended, are incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         99.24 Assignment, dated as of September 10, 2001 by and among MEI Holdings, L.P. and Malibu Entertainment Worldwide, Inc.

                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 18, 2001              MEI HOLDINGS, L.P.
                                       By:  MEI GenPar, L.P.
                                            Its General Partners
                                       By:  HH GenPar Partners
                                            Its General Partner
                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                       By:  /s/ Daniel A. Decker
                                           ------------------------------------
                                                Daniel A. Decker
                                                Executive Vice President

                                       MEI GENPAR, L.P.
                                       By:  HH GenPar, Partners
                                            Its General Partner
                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                       By:  /s/ Daniel A. Decker
                                           ------------------------------------
                                                Daniel A. Decker
                                                Executive Vice President

                                       HH GENPAR PARTNERS
                                       By:  Hampstead Associates, Inc.
                                            Its Managing General Partner

                                       By:  /s/ Daniel A. Decker
                                           ------------------------------------
                                                Executive Vice President

                                       HAMPSTEAD ASSOCIATES, INC.

                                       By:  /s/ Daniel A. Decker
                                           ------------------------------------
                                                Daniel A. Decker
                                                Executive Vice President

                                       RAW GENPAR, INC.

                                       By:  /s/ Robert A. Whitman
                                           ------------------------------------
                                                Robert A. Whitman
                                                President

                                        INMED, INC.

                                        By: /s/ Daniel A. Decker
                                           ------------------------------------
                                                Daniel A. Decker
                                                President

                                        /s/ Donald J. McNamara
                                        ---------------------------------------
                                        Donald J. McNamara

                                        /s/ Robert A. Whitman
                                        ---------------------------------------
                                        Robert A. Whitman

                                        /s/ Daniel A. Decker
                                        ---------------------------------------
                                        Daniel A. Decker

                                  EXHIBIT INDEX

Exhibit                            Description
-------                            -----------
99.24             Assignment, dated as of September 10, 2001 by and among
                  MEI Holdings, L.P. and Malibu Entertainment Worldwide, Inc.